Huachen AI Parking Management Technology Holding Co., Ltd

No.1018 Haihe Road, Dushangang Town

Pinghu City, Jiaxing

Zhejiang Province, China 314205

August 14, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Andrew Blume
Bradley Ecker
Jennifer Angelini

Re:	Huachen AI Parking Management Technology Holding Co., Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted July 3, 2024
CIK No. 0001958399

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated July 17, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on July 3, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amendment to the Draft Registration Statement on Form F-1 (“F-1”) for submission with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1.

For the Staff’s convenience, each Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the F-1.

Amendment No. 2 to Draft Registration Statement on Form F-1

Capitalization, page 47

1.	We note your updated presentation in response to prior comment 4 and reissue our comment. Please limit the liability section of your capitalization table to only include your short- and long-term bank loans.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised on pages 47 of the F-1 to limit the liability section of the capitalization table to only include our short- and long-term bank loans.

Business, page 65

2.	We note your updated disclosure in response to prior comment 5 and reissue our comment. As your 2022 revenue percentages disclosed in the table on page 65 still appear incorrect, please revise your filing accordingly.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our 2022 revenue percentage on pages 65 of the F-1.

General

3.	We note disclosure on page 52 regarding a shift in your business (with cubic parking garage revenues representing 23% in 2023 compared with 81% in 2022, and equipment structural parts revenues representing 75% in 2023 compared with 16% in 2022).

Please address the following items:

•	Revise the business section to more fully describe your equipment structural parts business, providing an analogous level of detail as provided for your cubic parking garage business. Include, without limitation, discussion regarding manufacturing, marketing and sales, and customers for equipment structural parts.

•	Further describe the “real estate policy regulation” disclosed as the reason for your business shift, clarifying whether and how the regulation limits your cubic parking garage business.

•	Disclose whether the business shift is expected to be permanent, temporary, or variable from period-to-period, identifying and discussing the main factors that influence your decision to scale operations up or down.

•	As appropriate, revise disclosure throughout the prospectus that presents your company as a “smart parking solutions provider” to provide a more balanced description as an equipment structural parts provider.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that:

•	We have revised on pages 79 and 82 to 85 of the F-1 to disclose the suppliers, sales and marketing, and manufacturing process of our equipment structural parts business. We have previously disclosed the customers of our equipment structural parts business on pages 2, 49 and 65 of the F-1.

•	We have revised on page 52 of the F-1 to include the reason for our business shift in the fiscal year of 2023, and clarified how the regulation limited our cubic parking garage business for the fiscal year of 2023.

•	We have revised on page 52 of the F-1 to disclose that we do not expect the business shift to be permanent and the factors we may consider to scale our operations up or down.

•	We have revised on pages 2, 49 and 65 of the F-1 to disclose that we are a comprehensive smart parking solutions and equipment structural parts provider.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

By:	/s/ Bin Lu
Name:	Bin Lu
Title:	Chief Executive Officer

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